EXHIBIT 99.1

Prosensa begins NDA submission to the FDA for exon-skipping drug drisapersen to treat Duchenne muscular dystrophy

LEIDEN, The Netherlands – October 10, 2014 – Prosensa Holding N.V. (NASDAQ: RNA), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today announced that it has commenced the submission process for a New Drug Application (NDA) regulatory filing to the United States Food and Drug Administration (FDA) for its lead exon-skipping drug candidate, drisapersen, for treating Duchenne muscular dystrophy (DMD). The drug received “Fast Track status” from the FDA, making it eligible for a rolling review of an NDA and was also granted “Breakthrough Therapy Designation” in June 2013.

Hans Schikan, CEO of Prosensa, said: “The commencement of the NDA submission for drisapersen is the culmination of over 12 years of work focused on making treatment options available for DMD patients globally, to improve the lives of boys with this devastating, debilitating childhood neuromuscular disease. We have worked closely with patient groups, scientists, and clinicians throughout the development of our portfolio of six compounds for treating different DMD patient populations, and we pay tribute to everyone in the DMD community, in particular the boys and their families, who have helped us achieve this moment. We expect the rolling submission to be completed before the end of the year, and we are on track to submitting a marketing authorization application for conditional approval with the EMA in early 2015.”

The FDA Safety and Innovation Act (FDASIA) of 2012 provides for an accelerated approval regulatory pathway which is designed to expedite the development and availability for drugs for serious conditions that fill an unmet medical need, based on whether the drug has an effect on a surrogate or an intermediate clinical endpoint which is reasonably likely to predict clinical benefit.

“To reach this pivotal point in Prosensa’s history, over 300 patients have participated in clinical studies of drisapersen at more than 50 trial sites in 25 countries. Just last month we had scientific papers published in the Lancet Neurology, and PLOS ONE, and commenced a drisapersen re-dosing program in both the United States and Europe. This week we are delivering 12 presentations at the World Muscle Society Congress in Berlin. This substantial global body of work underscores our scientific commitment to, and significant investment in, understanding and developing treatments for DMD.” explained Dr. Giles Campion, Prosensa’s Chief Medical Officer and Senior Vice-President R&D.

-Ends-

About Prosensa Holding N.V.
Prosensa (NASDAQ: RNA) is a biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington’s disease.

Prosensa’s current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

About Duchenne muscular dystrophy (DMD)
DMD is a severely debilitating childhood neuromuscular disease that affects up to 1 in 3,500 live male births. This rare disease is caused by mutations in the dystrophin gene, resulting in the absence or defect of the dystrophin protein. As a result, patients suffer from progressive loss of muscle strength, often rendering them wheelchair-bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease and most patients die in early adulthood due to respiratory and cardiac failure.

About exon skipping
The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small segments of genetic code which, via an intermediate step involving RNA, lead to the assembly of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot be processed past the fault. This prevents the remainder of the exons from being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD. RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. These antisense oligonucleotides skip an exon next to, or containing, the fault and thereby correct the RNA processing, enabling the production of a novel, largely functional dystrophin protein. Prosensa’s exon skipping technology was licensed from Leiden University Medical Center.

Forward Looking Statement
This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around lead exon-skipping drug candidate, drisapersen and the regulatory review around the compound. Actual results may differ materially from those projected or implied in such forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results.  These risks and uncertainties are discussed in the Company’s SEC filings, including, but not limited to, the Company’s Form 6-K’s and the Company’s Annual Report on Form 20-F. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

Contact:
Prosensa Holding N.V.
Celia Economides, Senior Director IR & Corporate Communications
Phone: +1 917 941 9059
Email: c.economides@prosensa.nl